ARIZONA STAR RESOURCE CORP.

Management’s Discussion and Analysis

The following discussion of the operating results and financial position of Arizona Star Resource Corp.(“the Company” or “Arizona Star”) is prepared as at December 21, 2005 and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the six months ended October 31, 2005, as well as the annual audited consolidated financial statements and the notes thereto of the Company, and the Management Discussion and Analysis of April 30, 2005.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

RESULTS OF OPERATIONS

Six Months Ended October 31, 2005 and 2004

The Company reported a loss of $206,547 ($0.00 per share) for the six months ended October 31, 2005 compared to $1,054,469 ($0.03 per share) in the equivalent period one year earlier.

Office and administrative expenses of $218,000 (2004 - $176,000), primarily resulted from the costs associated with the transition of the management and administration from Bema Gold Corporation (“Bema”), as well as management travel and related costs associated with meetings regarding the Cerro Casale deposit during the first six months of the year.

Shareholder meetings and communication costs incurred for the six months ended October 31, 2005 totalled $18,000, as compared to $34,000 in the same period one year earlier.

Professional fees of $93,750 for the six months ended October 31, 2005 include legal expenses of $80,000 associated with developments since the yearend regarding the ownership of the Aldebaran Property, which contains the Cerro Casale deposit, as well as general corporate matters, and approximately $13,000 for technical consulting services regarding Cerro Casale.  The Professional fees for the six months ended October 31, 2004 include an amount of $41,000 for the engagement of an independent consulting firm to provide a report regarding options granted by the Company to Arizona Star and Bema directors and employees.

Directors’ fees of $99,000 for the six months ended October 31, 2005 result from ongoing Special Committee activities regarding maximizing shareholder value and fees for independent directors.

Interest income of $47,000 (2004 - $27,000) earned during the six months ended October 31, 2005 has increased over the prior year as a result of larger cash balances.

For the six months ended October 31, 2005, there is a foreign exchange gain of $175,000 (2004 - $500,000), attributable to the valuation of future income tax liabilities.

Summary of Unaudited Quarterly Results:

(all figures in Canadian dollars)

	31 Oct 05	31 Jul 05	30 Apr 05	31 Jan 05

Total revenues	-	-	-	-

Loss	132,740	74,077	1,986,666	895,195
Loss per share – basic and
Diluted	0.003	0.002	0.047	0.022

	31 Oct 04	31 Jul 04	30 Apr 04	31 Jan 04

Total revenues	-	-	-	-

Restated loss (income)	(193,456)	1,247,925	(137,960)	92,052
Restated loss (income) per
share - basic and diluted	(0.005)	0.026	(0.003)	0.002

LIQUIDITY AND CAPITAL RESOURCES

At October 31, 2005, the Company had $5.5 million in cash and cash equivalents (April 30, 2005 - $7.0 million) and working capital of $5.3 million (April 30, 2005 - $5.7 million).

Operating activities

Operating activities, after non-cash working capital changes, required funding of $1.5 million for the six months ended October 31, 2005.  This is largely attributed to the payments made to advisors in the first six months of the year related to the Bema unsolicited offer (see April 30, 2005 consolidated audited financial statements, and April 30, 2005 MD&A).

For the six months ended October 31, 2004, operating activities, after non-cash working capital changes, required funding of $0.2 million.

Financing activities

There were no financing activities in the six months ended October 31, 2005, and in the same period ended October 31, 2004, $90,000 was received from the exercise of 90,000 stock options.

Investing activities

During the six months ended October 31, 2005, the Company did not have any investing activities compared to $50,000 in the same six month period ending October 31, 2004.

PRIOR PERIOD RESTATEMENT

During the year ended April 30, 2005, it was determined that a future income tax liability should be recorded related to the sale of Compania Minera Aldebaran (CMA), in October 2001.  At that time, the tax base of certain Cerro Casale development assets in CMA was transferred to a third party while the book cost of the assets remained capitalized to the property.  As a result, management believes that a future income tax liability should have been recorded at the sale date to reflect the fact that in future years, should the Cerro Casale property be placed into production, there would be no tax deduction for certain Cerro Casale costs.

A retroactive adjustment establishing a future income tax liability of $4,136,000 with charges to the deficit account of $2,986,000 and resource property costs of $1,647,000, offset by a foreign exchange gain, was made during the period.

ALDEBARAN PROPERTY

On October 26, 1997, the Company and Bema entered into an agreement with Placer Dome Inc. (“Placer Dome”) allowing Placer Dome to acquire a 51% interest in the Aldebaran property, which hosts the Cerro Casale Project, and an adjacent property in northern Chile.  The Aldebaran property is currently owned by Compania Minera Casale (“CMC”), which in turn is owned 25% by Arizona Star, 51% by Placer Dome, and 24% by Bema.

On September 27, 2005, Placer Dome announced that it had concluded that the Cerro Casale Project was not financially viable at that time and was not financeable under the terms of the Shareholders’ Agreement, and issued a Certificate "A" to Arizona Star and Bema.

Arizona Star disagreed with Placer Dome’s conclusion, believing that the Cerro Casale Project was financeable under the terms of the Shareholders’ Agreement.

On October 4, 2005, Arizona Star in cooperation with Bema announced that they had notified Placer Dome that it was in default of its obligations under the Shareholders’ Agreement. Pursuant to the terms of the Shareholders’ Agreement, Placer Dome had 30 days from the date of the notice to remedy the defaults. If the defaults had not been remedied within 30 days, Arizona Star and Bema intended to take all necessary steps to have Placer Dome’s interest in the Cerro Casale Project returned to them. The Shareholder’s Agreement provides for arbitration in the event of a disagreement among the parties.

Also, on October 4, 2005, Placer Dome announced that it had received Notice of Default under the Shareholders’ Agreement and disagreed with the allegations contained in the Notice of Default.

On October 26, 2005, the Company, Bema, and Placer Dome announced that they had reached a nonbinding agreement in principle for Placer Dome’s sale of its interest in CMC to the Company and Bema for contingent payments.  The Company and Bema will jointly pay Placer Dome US$10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years, or (b) a cash payment of US$70 million payable when a construction decision is made, at the election of the Company and Bema.  The transaction remains subject to certain conditions including receipt of all necessary approvals and settlement of definitive agreements.  If the nonbinding agreement in principle, described above, becomes a binding agreement, on effectively the same terms, the dispute reflected in the Notice of Default will be resolved.

RELATED PARTY TRANSACTIONS

The Company had the following transactions and balances with Bema, a company related by way of directors in common during the comparative period, and a subsidiary of Bema, Minera Bema Gold (Chile) Ltda. (“Bema Chile”):

For the six months ended October 31:	2005 $	2004 $

Office and administration	4,370	26,237

Accounting	5,030	27,291

Rent and utilities	2,400	14,400

Management fees	2,500	15,000

Shareholder information	-	7,362

Bema Chile office costs capitalized to property	-	49,900

Accounts payable	6,000	32,589

Until June 1, 2005, Bema provided management, administrative and technical services to the Company.

RISK AND UNCERTAINTIES

Exploration and mining risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

Metal prices

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered. Metal prices have historically fluctuated widely, particularly in recent years, and are affected by factors beyond the Company’s control, including inflation, international economic and political trends, currency fluctuations, interest rates, global and regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted and can render any deposit, which is outlined, uneconomic to exploit.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed such disclosure controls and procedures that it believes are necessary to provide reasonable assurance that material information relating to the Company will be available to senior management in the preparation of its annual filings.  In addition, senior management has determined that such controls and procedures are working effectively.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of 100,000,000 common shares without par value. As of December 21, 2005, the number of issued common shares was 41,600,937 (42,050,937 on a fully diluted basis).

As at December 21, 2005, the Company had outstanding directors’ and employees’ stock options for a total of 425,000 shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.

CAUTION ON FORWARD-LOOKING INFORMATION

This management’s discussion and analysis includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.